June 29, 2011

Via Edgar
Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Education Realty Trust, Inc.
Form 10-K for fiscal year ended December 31, 2010
Filed March 9, 2011
File No. 1-32417

Dear Mr. Woody:

The following sets forth the responses of Education Realty Trust, Inc. (the “Company” or “EDR”) to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 in the Staff’s letter (the “Comment Letter”) dated June 15, 2011.  The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter in italics.

Form 10-K for the fiscal year ended December 31, 2010

Item 6. Selected Financial Data, page 35

Other Data (Unaudited), page 37

Comment 1.
Please tell us how your disclosure of core funds from operations available to all share and unitholders complies with Item 10(e)(1)(i)(c) of Regulation S-K, or tell us how you determined it was not necessary to provide a statement disclosing the reasons why you believe that presentation of such adjusted FF0 provides useful information to investors.

Kevin Woody
Accounting Branch Chief
June 29, 2011

Response:
We note the Staff’s comment and supplementally advise the Staff that the intent of the Company’s presentation and disclosure in footnote 1 to the Other Data (unaudited) table on page 38 of its Form 10-K was to address the presentation and usefulness of the non GAAP financial measure of funds from operations.  That, when combined with the additional discussion of the types of adjustments made to calculate core funds from operations (“Core FFO”) in footnote 2, would address the disclosure requirements regarding both FFO and Core FFO.  We further advise the Staff that since this presentation was not as clear as was intended, the Company will prospectively, beginning with its Form 10-Q for the quarter ended June 30, 2011, augment its disclosures as follows to provide a statement disclosing the reasons why it believes the presentation of Core FFO available to all share and unitholders provides useful information to investors.

Proposed additional disclosure: The Company also uses core funds from operations, or Core FFO, as an operating performance measure.  Core FFO is defined as FFO adjusted to include the economic impact of revenue on participating projects for which recognition is deferred for GAAP purposes.  The adjustment for this revenue is calculated on the same percentage of completion method used to recognize revenue on third-party development projects.  Core FFO also includes adjustments to exclude the impact of straight-line adjustments for ground leases, gains/losses on extinguishment of debt, transaction costs related to acquisitions, impairment losses and reorganization or severance costs.  The Company believes that these adjustments are appropriate in determining Core FFO as they are not indicative of the operating performance of the Company’s assets.  In addition, management uses Core FFO in the assessment of the Company’s operating performance and comparison to its industry peers and believes that Core FFO is a useful supplemental measure for the investing community to use in comparing the Company to other REITs as most REITs provide some form of adjusted or modified FFO.

Item 7. Management's Discussion and Analysis of Financial Condition..., page 39

Comment 2.
In future periodic reports, please include weighted average capitalization rates for acquisitions completed during the period to the extent such acquisitions are material in the aggregate. Also, please include a clear description of how you calculate capitalization rates, including how you calculate net operating income for these purposes.

Response:
We note the Staff’s comment and advise the Staff that in future filings, beginning with its Form 10-Q for the quarter ending June 30, 2011, the Company will  disclose the weighted average capitalization rates for acquisitions completed during the period, to the extent such acquisitions are material in the aggregate. In addition, the Company will also include a clear description of how it calculated the capitalization rates, including how net operating income was calculated.

Comment 3.	In future periodic reports, please include disclosure regarding the relationship of rents on expiring leases and market rents.

Kevin Woody
Accounting Branch Chief
June 29, 2011

Response:
In response to the Staff’s comment, we supplementally advise the Staff that as disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the majority of the Company’s leases are 50 week leases, commencing mid-August and terminating the last day of the following July. As such we are required to re-lease each community in its entirety each year. Therefore, our communities’ occupancy rates are typically stable during the August to July academic year with minimal releasing of units at new market rates that would impact revenue during the current academic year.  The Company’s leasing cycle for the next academic year typically starts in January of each year for the upcoming fall lease term.  These lease terms and leasing cycle cause seasonality in our business with leasing revenue fluctuations mainly at the commencement of each academic year, which occurs during the Company’s third quarter.  We note the Staff’s comment and advise the Staff that in future filings, the Company will include disclosure regarding the relationship of rents on expiring leases and market rents when its leasing cycle is advanced enough to give a clear and meaningful indication of what market rents for the upcoming leasing term will be and it can reasonably discuss such relationship.

Item 8. Financial Statements and Supplementary Data

Third-party development services revenue, page 74

Comment 4.
Please tell us the factors analyzed by management in deferring, until the repayment of the second mortgage on the graduate student housing complex, development services revenue, guarantee fee revenue, and interest income on the second mortgage, and cite all accounting literature relied upon. Further, please tell us and disclose in future periodic reports the amount of revenue for each of the above noted sources to be recognized upon repayment of the second mortgage related to such construction property.

Response:
In response to the Staff’s comment, we supplementally advise the Staff that the Company analyzed the following facts and accounting guidance in determining the appropriate accounting treatment for the Johns Hopkins Medical Institute development project (the Project).

Background

On July 14, 2010 the Company entered into definitive agreements for the development, financing, and management of a $60.7 million, 20-story, 572-bed graduate student housing complex at the Science + Technology Park at Johns Hopkins Medical Institute (JHMI). The Company is providing development and construction oversight services, a second mortgage, a guarantee of the construction loan and will manage the building for 929 N. Wolfe Street LLC (929 or the SPE) a subsidiary of East Baltimore Development, Inc. (EBDI), a nonprofit partnership of private and public entities dedicated to Baltimore’s urban revitalization.

Kevin Woody
Accounting Branch Chief
June 29, 2011

▪	EBDI and Johns Hopkins University (JHU) entered into a land transfer agreement where EBDI transferred land with an estimated value of $1.1 million to JHU for $0.
▪	In conjunction with the land transfer, JHU and 929 entered into a long-term ground lease, leasing the land back to 929.
▪	929 owns the leasehold interest in the site and is developing the student housing facility.
▪	Ownership of the leasehold improvements shall revert to JHU at the termination of the ground lease.
▪	Project financing includes:
o	A $42.0 million construction loan from a third-party bank.
o	The construction loan has a first mortgage interest in the development.
o	The construction loan is guaranteed by the Company for a fee of $3.0 million.
o	The Company is providing an $18.0 million mezzanine loan that has a secondary mortgage interest in the development.
o
It is the intent of EBDI to obtain permanent project financing once the development opens and is stabilized.  This is expected to be in year two of the property operating and be sufficient to payoff the construction and mezzanine loans.

▪
EBDI will contribute $2.5 million to a leasing shortfall reserve to fund operating shortfalls.  The reserve must be replenished annually until a 1.1 debt coverage ratio is obtained related to all debt service.

▪
The total development fee is expected to be $1.5 million with a 50% participation in project savings.  In addition 929 contracted with the Company to provide construction oversight services for a fee of $0.6 million.  The terms of the agreements are in line with typical agreements the Company enters into for other third-party work.

▪
929 entered into a 10 year management agreement with the Company for a fee.  The terms of the management agreement are consistent with the Company’s other third-party management agreements with the exception of EBDI’s ability to terminate the contract.  In this deal 929 is not free to terminate the Company as manager while the mezzanine loan remains outstanding.

Kevin Woody
Accounting Branch Chief
June 29, 2011

Accounting Considerations and Conclusion

Consolidation

The Company first considered whether the not-for-profit entities (EBDI and/or the SPE) involved in the development project should be viewed as variable interest entities that could be subject to consolidation in the Company’s consolidated financial statements. The Company determined that, per ASC 810, consolidation of the project was not appropriate as the not-for-profit status of the entities excludes them from the scope of variable interest entity guidance and the Company did not meet the requirements and is not deemed to control the entities by way of contract.

Per ASC 810-10-15, “Not-for-profit entities (NFPs) are not subject to the Variable Interest Entities subsection, except that they may be related parties for purposes of applying paragraphs 810-10-25-42 through 25-44.  In addition, if an NFP is used by business reporting entities in a manner similar to a VIE in an effort to circumvent the provisions of the Variable Interest Entities Subsections, that NFP shall be subject to the guidance in the Variable Interest Entities Subsection.”

As noted above, EBDI is an unrelated non-profit, 501(c)(3) organization formed in 2002 and charged by  the City of Baltimore with leading and managing the revitalization effort of East Baltimore.  EBDI set up 929, a special purpose entity, that will hold the entire interest in the project.  The SPE was set up solely due to the request of the State of Maryland Department of Assessments and Taxation in order for EBDI to be granted a certain real property tax exemption.  The exemption is an educational exemption under the provisions of Section 7-202 of the Tax-Property Article.  If not for this requirement EBDI would hold all interests in the Project directly.  The SPE is a wholly owned subsidiary of EBDI in the form of a single member limited liability company, whose sole purpose will be to provide graduate student housing to JHU medical students, interns and residents and thereafter to other categories of tenants.  The SPE is not a tax-exempt entity.  However, since the LLC is wholly-owned by EBDI, a tax-exempt NFP entity, all transactions from the LLC will flow through EBDI and be tax exempt. EBDI is the single managing member of the SPE and is entitled to all distributions of net cash flows.  Furthermore, upon liquidation and dissolution, the assets of the SPE shall be distributed to EBDI.  EBDI has full, exclusive, and complete discretion, power, and authority to manage, control, administer, and operate the business and affairs of the SPE. So although the LLC is legally not a tax-exempt entity, in substance it is and operates as a not-for-profit.  As such EBDI and the SPE are not VIEs and would not be consolidated by the Company based on VIE guidance.

ASC 810-10-25-60 to 79 includes guidance for those entities that are controlled by contract. The following six characteristics were evaluated under such guidance an it was determined the Company does not have a controlling financial interest in the Project:

Kevin Woody
Accounting Branch Chief
June 29, 2011

1.	The Company has a ten year management agreement with EBDI to manage the student housing property.

2.	EBDI cannot terminate the management agreement except in the case of gross negligence, fraud or other illegal acts or bankruptcy as long as the mezzanine debt is outstanding.

3.	The Company does not have exclusive decision making authority over the scope of services offered, approval of operating and capital budgets or debt financing.

4.
EBDI approves the annual budget which includes compensation of the employees at the property. While the employees at the property are employed by the Company, EBDI will have input into the hiring process.  The Company has the ability to establish and implement guidelines for the selection, hiring and firing of employees.

5.
The Company will hold mezzanine debt in the amount of $18 million for the student housing project. This mezzanine debt could be sold; however, its value is not driven by the profitability of the property’s operations.

6.
The Company receives fees for its management services based on the management services agreement and not its financial interest in the property due to the mezzanine debt.  The management fee is standard compared to our other third party management agreements and does not fluctuate based on the operation of the student housing property.

Due to the fact the Company does not have exclusive decision making authority over the scope of services offered, approval of operating, capital budgets or debt financing and the Company’s compensation for management services does not fluctuate based on the operation of the student housing property, the Company is not considered to have a controlling financial interest by way of contract in the student housing project.  Therefore, consolidation of the student housing project is not considered appropriate, based on ASC 810-10-25-60 to 79.

Kevin Woody
Accounting Branch Chief
June 29, 2011

Revenue recognition

Once it was determined that the Project should not be consolidated and there would be revenue from the Project to recognize, the Company considered when recognition of the development services revenue, guarantee fee revenue, and interest income on the second mortgage should occur. Management determined that this transaction as a whole and in substance is most analogous to the real estate syndication model in ASC 970-605 (formerly SOP 92-1, Accounting for Real Estate Syndication Income).  A syndicator to a partnership takes most or all of the risk in a transaction and performs certain services for which it earns commissions or fees.  Because the syndicator takes most or all of the risk and as long as that risk exists, the syndicator cannot recognize those commissions or fees.  As EDR provides the subordinate financing for the construction, guarantees the construction loan with virtually no equity being provided by the equity holders, and is at risk for cost overruns, EDR takes on substantially all of the risk during the construction period.  Essentially, EDR is acting as an agent to construct and deliver an operating asset to a third party and EDR is using its own capital to fund the construction.  In the context of this real estate guidance, it would not seem appropriate for EDR to recognize income during the construction period or as long as it is providing the subordinated financing.  The other real estate accounting concept that has similarities to the Project (although not as much as the real estate syndication model) and was considered by the Company was the Acquisition, Development and Construction (“ADC”) guidance (Practice Bulletin 01 which was codified as ASC 310-10-25).  We also compared these models to general revenue recognition in the authoritative literature and identified similar results.  Below is a summary of the relevant accounting literature related to revenue recognition as well as the practical application to the Project.

Accounting Standards Codification 970-605 Real Estate Syndication

Based on ASC 970-605-05 the Project is similar to a syndication but lacks all the characteristics to fit a syndication 100%.  However, the syndication guidance has been used as a model for revenue recognition under these circumstances as it is the most analogous to the details of this transaction and deals with the similar issue of fee income related to a real estate transaction with continued financial commitment.  Per ASC 970-605-25-5 “Subtopic 360-20 (Real Estate Sales) applies to the recognition of profit on the sale of real estate by syndicators to partnerships.  The guidance in that subtopic shall also be applied to the recognition of profit on real estate syndication transactions even if the syndicator never had ownership interest in the property acquired…”  ASC 970-605-25-7(b) goes on to say “Except for fees for which future services must be performed and syndication fees, all fees charged by the syndicator to the partnership as part of the syndication transaction shall be added to the sales price in the imputed sales transaction to arrive at the deemed sales value of the real estate syndication transaction.”  Based on such, the fees earned from the management contract were the only fees deemed to require the performance of future services while all other fees would have to be recognized as profit in compliance with subtopic 360-20.  Under ASC 360-20-40 profit on a real estate transaction is recognized when a sale is consummated, the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property, the seller's receivable is not subject to future subordination and the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.  Based on the facts discussed above 929 will not have an “adequate initial and continuing investment” in the property until a refinancing transaction occurs.  As such the Company will not recognize the development services revenue, guarantee fee revenue or interest income earned on the debt until that time.

Kevin Woody
Accounting Branch Chief
June 29, 2011

Accounting Standards Codification 310-10-25-14 to 30 Receivables – Recognition - Acquisition, Development, and Construction Arrangements

As noted in the guidance, a participant looks to its individual percentage of expected residual profit to determine how to apply the guidance and per ASC 310-15-5 a lender who will not share in any of the expected residual profit is not subject to this guidance.  Therefore, it follows that first it must be determined whether any of the compensation listed above represents expected residual profit. It has previously been discussed that all fees for the development, construction oversight and management of the property are in line with other third party agreements in which the Company participates.  This implies that the compensation associated with these agreements is at market rates and includes no residual profit.

The guidance also states in ASC 310-25-17 that residual profit may be implied if the interest rate or fees associated with a loan are set above market rates. As independent verification or indication of current market interest rates for loans similar to the second mortgage, the Company inquired of its current banking relationships who asserted that mezzanine loans were then currently receiving an internal rate of return of 11%-12%. The Company is initially receiving 10% on the mezzanine loan and the rate could increase to 14% if it is not repaid within a certain number of years.  While the 14% is slightly above market, the intent of the increase is to encourage swift repayment of the debt when the tax exempt bond market recovers. The Company does not believe the graduated rate of 14% constitutes a substantial increase above market to represent residual profit.

The Company has guaranteed the $42 million construction loan for a guarantee fee of $3 million, which was deemed to basically be a market rate for a guarantee of this type.  Due to the fact the guarantee fee is not tied to the operations of the property and is at market rates, it is not considered to be a residual profit in the Project.

Kevin Woody
Accounting Branch Chief
June 29, 2011

In conclusion, due to the fact the Company is not receiving residual profit in the Project through any of the fee arrangements detailed above, revenue recognition guidance under ASC 310-10 does not apply.

Future Periodic Reports

In  response to the Staff’s comment, we additionally advise the Staff that in future filings, beginning with its Form 10-Q for the quarter ended June 30, 2011, the Company will disclose the amount of revenue for each of the above noted sources to be recognized on the project upon repayment of the second mortgage.  In addition we advise the Staff of the amount of revenue to be recognized from all sources related to the Project.  The Company will earn and ultimately recognize as revenue; $2.1 million in development and construction oversight fees (excluding its 50% participation in project savings), $3.0 million in guarantee fees related to the construction loan and an estimated $6.4 million in interest income related to the $18 million second mortgage, assuming repayment in July 2014 after the property has been operating for two years.

4. Acquisition and development of real estate investments, page 76

Comment 5.
We note your disclosure of total costs incurred through December 31, 2010 for project and capitalized interest costs for each of your development projects. For each fiscal year presented, please also provide in future periodic reports the total amount of capitalized internal development project costs and interest costs incurred during each fiscal year related to all development and redevelopment projects undertaken by the company.

Response:
We note the Staff’s comment and advise the Staff that in future filings, beginning with its Form 10-Q for the quarter ended June 30, 2011, the Company will disclose the total amount of capitalized internal development project costs and interest costs incurred during each fiscal period related to all development and redevelopment projects undertaken by the Company, for each fiscal period presented.

***********************

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Kevin Woody
Accounting Branch Chief
June 29, 2011

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact the undersigned, at (901) 259-2523 or our outside counsel Helen W. Brown, at (901) 543-5918.

Sincerely,

/s/ J. Drew Koester

Vice President, Assistant Secretary and Chief
Accounting Officer